Exhibit 12.1

THE WET SEAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FIVE YEARS ENDED JANUARY 29, 2005

(AMOUNTS IN THOUSANDS, EXCEPT RATIOS AND WHERE NOTED)

	Fiscal Year Ended
EARNINGS:	January 29, 2005	January 31, 2004	February 1, 2003	February 2, 2002	January 29, 2001
(Loss) income from continuing operations before income taxes	$(163,825)	$(60,281)	$12,444	$51,759	$31,693
Fixed charges	24,418	22,673	21,317	20,790	20,716

Total earnings	$(139,407)	$(37,608)	$33,761	$72,549	$52,409

FIXED CHARGES:
Interest expense and amortization of deferred financing costs	$2,557	$—	$—	$—	$—

Minimum gross rent	65,583	67,749	63,861	62,369	62,149

Estimated interest expense included in minimum gross rent	21,861	22,673	21,317	20,790	20,716

Total fixed charges	$24,418	$22,673	$21,317	$20,790	$20,716

RATIO OF EARNINGS TO FIXED CHARGES	(1)	(2)	1.6	3.5	2.5

(1)	Earnings were insufficient to cover fixed charges by $163.8 million.

(2)	Earnings were insufficient to cover fixed charges by $60.3 million.